EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, May 10, 2016  -- The following primary insiders have on 9 May 2016 acquired shares in Statoil ASA (OSE:STL, NYSE:STO) at a share price of NOK 136.38 in connection with the company's long-term incentive programme.

The long-term incentive programme is a fixed, monetary compensation calculated as a portion of the participant's base salary; ranging from 20 - 30 per cent depending on the individual's position. On behalf of the participant, the company acquires shares equivalent to the net annual amount. The grant is subject to a three year lock-in period.

Number of acquired shares and their new total shareholding is listed in the table below. The trade has been made through DNB Markets.

Name	New total Statoil share holding	LTI allocation 2016
Bacher Lars Christian	23 896	1470
Dodson Timothy*	31 458	1544
Gjærum Reidar	26 772	890
Hegge, Hans Jakob	26 063	1743
Hovden Magne Andre	14 021	848
Klouman Hans Henrik	28 090	1577
Knight John Nicholas	100 501	12936
Mathieu Philippe François	10 771	674
Nylund, Arne Sigve	10 863	1602
Opedal Anders	16 085	1329
Reitan, Torgrim	31 053	1618
Rummelhoff, Irene	19 719	1724
Skeie Svein	23 308	743
Sætre Eldar	44 852	4149
Økland, Jens	13 383	1997
Øvrum Margareth	46 249	1601

* In addition, the following primary insider in Statoil ASA has sold shares in Statoil ASA:

Tim Dodson, Executive Vice President in Statoil ASA has on 9 May 2016 sold 4,000 shares in Statoil ASA at a price of NOK 133.6 per share and will after the sale hold 27,458 shares in Statoil ASA (including the shares allocated through the LTI scheme).

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

CONTACT: Peter Hutton, SVP Investor Relations,
         mbl: +44 7881 918 792

         Morten Sven Johannessen, VP Investor Relations USA,
         mbl +1 203 570 2524